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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer welcomes the decision of the Brazilian government to launch negotiations on subsidies in the aeronautic sector

São Paulo, Brazil, February 18, 2021 – Embraer welcomes the Brazilian Government’s decisions to withdraw its ongoing World Trade Organization (WTO) dispute with Canada regarding aeronautical subsidies and to launch negotiations on more effective disciplines to regulate government support in the Commercial Aviation segment.

At the WTO, Brazil challenged more than USD 3 billion in illegal subsidies that the Governments of Canada and Quebec provided to Bombardier for the launch, development and production of the C-Series program. These subsidies distorted the conditions of competition in the global market for commercial aircraft, causing serious prejudice to Embraer, in clear violation of WTO rules.

Although Brazil has a strong case, the WTO dispute became ineffective to address the Canadian subsidies and to remedy the distortions generated in the market. After Bombardier exited the Commercial Aviation segment and transferred the C-Series program (now called A220) to Airbus, which has a second assembly line in the United States, the trade dispute against Canada at the WTO is no longer the most effective means to achieve Brazil’s and Embraer’s goal of reestablishing a level playing field in this sector.

Embraer also supports Brazil’s initiative to launch negotiations for more effective disciplines on government support in the commercial aviation segment, as the best way to achieve this goal, as previously seen with the successful experience of the OECD’s Aircraft Sector Understanding (ASU), signed in 2007 to regulate export credits. Ultimately, Embraer believes that commercial aircraft manufacturers should compete against each other based on the merits of their product, not on the amount of funding they receive from their governments.

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About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations